September 22, 2005

SENT VIA EDGAR

Ms. Joyce Sweeney
Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0408

Re:    CFS Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
File No. 000-024611

Dear Ms. Sweeney:

The following are the responses of CFS Bancorp, Inc. (the Company) to the additional comments set forth in the letter of the staff of the Securities and Exchange Commission dated September 13, 2005 relating to the Company’s Form 10-K for the year ended December 31, 2004 (2004 Form 10-K) and the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. For reference purposes, the text of the staff’s comment letter has been reproduced below in italics with the Company’s responses following immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2004

Results of Operations

Non-Interest Expense, page 26

Comment No. 1

We note your supplemental responses to comments 1 and 2 of our letter dated September 1, 2005. Based on your response it appears as though the write-down of viatical receivables was the result of not having sufficient documentation to support the reasonable collectibility of the receivables. Although subsequent developments created uncertainty that led you to decide to thoroughly review your viatical receivable files, the fact that you did not have sufficient documentation supporting the collectibility of the receivables was in existence prior to your determination to review the related files. Please tell us when you filed the changes in the beneficiary with the insurer and when

Ms. Joyce Sweeney
September 22, 2005

you received the required documentation validating the transfers for the receivables for which you have sufficient documentation. Tell us how you concluded that your failure to identify deficient documentation supporting the collectibility of receivables was not an oversight of facts that existed at the time you prepared your financial statements for the year ended December 31, 2003.

Response to Comment No. 1

The write-down of viatical receivables was a result of a change in an accounting estimate based on the estimated collectibility of the assets due to the occurrence of various events and the receipt of additional information. Sufficient and appropriate documentation in the form of customer executed consent and assignment agreements existed to support the Company’s disbursements of cash and recording of a receivable at the time of the various transactions and through December 31, 2003. During the second quarter of 2004, the Securities and Exchange Commission and Florida regulators placed one of the largest viatical companies, Mutual Benefits Corporation (Mutual Benefits), into receivership. Based upon that event, beginning in the second quarter of 2004 the Company reviewed its viatical receivables owned by Mutual Benefits and determined that the collectibility of $120,000 of those assets was highly uncertain and that those assets should be written down. Management, concerned with the continuing lack of information from the trustee in bankruptcy for one of the other viatical companies that offered these investments and the subsequent actions against Mutual Benefits, determined that further analysis of the collectibility of the remaining viatical receivables was warranted and should be completed. The level and quality of documentation that existed was merely one aspect of the review undertaken by the Company. Upon reviewing the results of its analysis, the Company revised its estimates as to the collectibility of these receivables.

These receivables were not acquired primarily for investment purposes, but were purchased as an act of goodwill towards the Company’s customers. Although the Company, in its normal course of purchasing these assets, had a process which required that the customer sign a consent and assignment agreement allowing the Company to be named as the beneficiary on the underlying insurance policy, some purchase transactions were consummated prior to the receipt of the final acknowledgement from the respective viatical and/or insurance company. The lack of such documentation did not, in itself, render the assets uncollectible. The lack of receipt of acknowledgement from the viatical or insurance company documenting the transfer of the beneficial interest therein to the Company did not create unreasonable uncertainty relating to the collectibility of the receivables at the time the receivables were acquired. Subsequent events, including the increasing concerns surrounding the viatical industry, the difficulties associated with the bankruptcy of one of the viatical companies, and the May 2004 closure of Mutual Benefits caused the Company to conclude that a write-down of these receivables was appropriate.

Ms. Joyce Sweeney
September 22, 2005

The Company requested changes in the beneficiaries with the respective viatical company who was the owner of the underlying policies typically within thirty days of executing the consent and assignment agreements. The viatical company was responsible for initiating the change in beneficiary directly with the insurer. Because the Company was dealing with more than one viatical seller and had purchased interests in policies issued by dozens of different insurance companies, the period between the time the Company forwarded the consent and assignment agreement to the viatical seller until the time the Company received the acknowledgement form from the insurance company varied significantly, ranging anywhere from several weeks to several months, and in some cases longer.

The Company does not believe the lack of certain documentation that existed at December 31, 2003 was determinative at that point in time to establish the ultimate collectibility of the viatical receivables. As mentioned above, the Company recorded the viatical receivables at the time cash was disbursed to its customer upon the customer signing the consent and assignment agreement. The Company has legal title and interest in these receivables but, upon review in light of the above discussed factors, determined that the estimated collectibility was less than the then current book value. The subsequent events outlined above created the uncertainty that precipitated the Company’s decision to re-evaluate the collectibility of these assets.

As outlined above, the Company believes the write-down of the viatical receivables meets the criteria of a change in an accounting estimate pursuant to paragraph 10 of APB 20.

Management’s Closing Comments

Management of the Company acknowledges that CFS Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2004 and in the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. Management of the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. In addition, management of the Company understands that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As applicable, the Company will revise its disclosures in future Forms 10-K and 10-Q in accordance with your comments. If you have any questions regarding these responses,

Ms. Joyce Sweeney
September 22, 2005

please direct them to me, or in my absence, to Joyce Fabisiak, Vice President - Finance and Reporting, at 219-836-5500.

Sincerely,

/s/ Charles V. Cole

Charles V. Cole
Executive Vice President and
Chief Financial Officer

cc:   Matthew Komar, Staff Accountan
    Philip R. Bevan, Esq.